FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February, 2007
                                26 February 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Response to DTI Statement released on 26 February 2007




                       British Sky Broadcasting Group PLC

        Response to DTI statement regarding Sky's 17.9% stake in ITV plc


Sky notes today's statement by the Secretary of State regarding "an initial investigation" that is made "without prejudice" to any subsequent, substantive decisions. Sky will continue to engage fully with the DTI, the OFT and Ofcom during the ongoing process.


                                      End

Enquiries:

British Sky Broadcasting Group plc

Analysts/investors:
Andrew Griffith 020 7705 3118
Robert Kingston 020 7705 3726

Press:
Matthew Anderson 020 7705 3267
Graham McWilliam 020 7705 3758
Stephen Gaynor 020 7705 3446





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 26 February 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary